FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of August, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



NOTIFICATION OF MAJOR INTERESTS IN SHARES


Section 198 - Companies Act 1985


The Company was notified on 17 August 2006 that Barclays PLC, had a notifiable interest as at 11 August 2006 in 467,612,602 ordinary shares of US$0.50 each in HSBC Holdings plc, representing approximately 4.06% of the ordinary shares in issue.

A copy of the letter of notification, including a list of the registered holders of the shares where known, is quoted below.



N S Black
Assistant Secretary
HSBC Holdings plc




Letter to HSBC Holdings plc from Geoff Smith, Manager, Barclays Compliance, Barclays PLC



"Dear Sir


Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 11 August 2006 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 4.06%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 11,523,496,211 is the latest figure available to us. If this is incorrect please let me know.

If you have any questions arising from this letter, please contact me on 020 7116 2913.


Yours faithfully


Geoff Smith


Enc."






                               LEGAL ENTITY REPORT

HSBC HLDGS                                                      SEDOL : 0540528

As at 11 August 2006 Barclays PLC, through the legal entities listed below, had a notifiable interest in 467,612,602 ORD USD0.50(UK REG) representing 4.06% of the issued share capital of 11,523,496,211 units.



Legal Entity                                      Holding       Percentage Held

Barclays Global Investors Canada Ltd              801,450                0.0070
Barclays Global Fund Advisors                  36,805,170                0.3201
Barclays Global Investors, N.A.               120,872,570                1.0489
Barclays Global Investors Ltd                 122,234,401                1.0607
Barclays Private Bank Ltd                       2,246,879                0.0195
Barclays Bank Trust Company Ltd                   239,377                0.0021
Barclays Private Bank and Trust Ltd                10,600                0.0001
Barclays Private Bank and Trust Ltd                14,291                0.0001
Barclays Global Investors Japan Trust
& Banking                                      12,885,135                0.1121
Barclays Capital Securities Ltd                90,335,888                0.7857
Gerrard Ltd                                    16,769,608                0.1459
Barclays Private Bank and Trust Ltd               571,661                0.0050
Barclays Private Bank and Trust Ltd                15,929                0.0001
Barclays Life Assurance Co Ltd                 18,861,699                0.1641
Barclays Global Investors Japan Ltd             4,453,193                0.0387
Barclays Capital Inc                           36,554,310                0.3179
Barclays Global Investors Australia Ltd         3,940,441                0.0343

Group Holding                                 467,612,602                4.0623





                                REGISTERED HOLDERS
                                     REPORT

HSBC HLDGS                                                       SEDOL: 0540528


As at 11 August 2006 Barclays PLC, through the registered holders listed below, had a notifiable interest in 467,612,602 ORD USD0.50(UK REG) representing 4.06% of the issued share capital of 11,523,496,211 units.


Registered Holder                                Account         Holding
                                             Designation

BANK OF IRELAND                                    426353        194,660
BANK OF IRELAND                                    426360        115,985
BANK OF NEW YORK                                                 801,446
Barclays Bank PLC (Singapore)                                     14,291
BARCLAYS CAPITAL NOMINEES LIMITED                             35,947,000
BARCLAYS CAPITAL NOMINEES LIMITED                             10,697,051
BARCLAYS CAPITAL NOMINEES LIMITED                             78,470,237
Barclays Capital Securities Ltd.                                 525,310
Barclays Capital Securities Ltd.                                  82,000
Barclays Capital Securities Ltd.                               1,168,600
Barclays Global Investors Canada                                 801,450
Barclays Trust Co & Others                                        19,492
BARCLAYS TRUST CO AS EXEC/ADM C 000000000000000000                 2,948
Barclays Trust Co DMC69 C 000000000000000000                      32,400
Barclays Trust Co E99 C 000000000000000000                         7,829
Barclays Trust Co R69 C 000000000000000000                       176,708
BNP PARIBAS                                                      463,925
CHASE NOMINEES LTD                                  16376      5,583,093
CHASE NOMINEES LTD                                  20947     41,061,831
CHASE NOMINEES LTD                                  28270        685,144
CHASE NOMINEES LTD                                  28270      3,724,698
CIBC MELLON GLOBAL SECURITIES                                    351,903
Clydesdale Nominees HGB0125                       3025101          5,600
Clydesdale Nominees HGB0125                      32349601          6,207
Clydesdale Nominees HGB0125                      32449201         16,545
Clydesdale Nominees HGB0125                      52051801         11,719
Clydesdale Nominees HGB0125                      59396501          2,187
Clydesdale Nominees HGB0125                      59419801          1,237
Clydesdale Nominees HGB0125                      59441401         11,551
Clydesdale Nominees HGB0125                      59553401          3,845
Clydesdale Nominees HGB0125                      59571201          1,646
Clydesdale Nominees HGB0125                      59710301          1,573
Clydesdale Nominees HGB0125                      59732401          5,246
Clydesdale Nominees HGB0125                      59737501          5,081
Clydesdale Nominees HGB0125                      59738301          6,662
Clydesdale Nominees HGB0125                      59744801          3,246
Clydesdale Nominees HGB0125                      60741901          3,000
Clydesdale Nominees HGB0125                      63919101          2,430
Clydesdale Nominees HGB0125                      63921301          1,725
Clydesdale Nominees HGB0125                      64544201          4,709
Clydesdale Nominees HGB0125                      65136101          1,772
Clydesdale Nominees HGB0125                      66860401          1,428
Clydesdale Nominees HGB0125                      67940101         24,471
Clydesdale Nominees HGB0125                      68640801          8,200
Clydesdale Nominees HGB0125                      69108801          2,795
Clydesdale Nominees HGB0125                      69238601          6,099
Clydesdale Nominees HGB0125                      69296301          9,300
Clydesdale Nominees HGB0125                      69326901          7,000
Clydesdale Nominees HGB0125                      69340401          3,000
Clydesdale Nominees HGB0125                      69390001          3,191
Clydesdale Nominees HGB0125                      69447801         57,635
Clydesdale Nominees HGB0125                      69451601          2,910
Clydesdale Nominees HGB0125                      69720501          2,000
Clydesdale Nominees HGB0125                      69721301          2,700
Clydesdale Nominees HGB0125                      69732901         16,517
Clydesdale Nominees HGB0125                      69738801          1,341
Clydesdale Nominees HGB0125                      69751501          3,048
Clydesdale Nominees HGB0125                      69771001         58,410
Clydesdale Nominees HGB0125                      69772801         58,410
Clydesdale Nominees HGB0125                      69829501          2,867
Clydesdale Nominees HGB0125                      69830901         10,500
Clydesdale Nominees HGB0125                      70295001          1,804
Clydesdale Nominees HGB0125                      70314001          1,659
Clydesdale Nominees HGB0125                      70331001          2,075
Clydesdale Nominees HGB0125                      70335301          3,370
Clydesdale Nominees HGB0125                      70339601          2,290
Clydesdale Nominees HGB0125                      70387601          1,631
Clydesdale Nominees HGB0125                      70388401          2,400
Clydesdale Nominees HGB0125                      70391401          1,427
Clydesdale Nominees HGB0125                      80750701         10,509
Clydesdale Nominees HGB0125                      80766301          2,145
Clydesdale Nominees HGB0125                      83011801          2,587
Clydesdale Nominees HGB0125                      86680501          2,432
Clydesdale Nominees HGB0125                      88608301          1,946
Clydesdale Nominees HGB0125                     100146401            500
Clydesdale Nominees HGB0125                     120010601         11,665
Clydesdale Nominees HGB0125                     120142001         16,389
Clydesdale Nominees HGB0125                     120172201          4,543
Clydesdale Nominees HGB0125                     300000001          2,195
Clydesdale Nominees HGB0125                     310007101          4,422
Clydesdale Nominees HGB0125                     310042001          2,720
Clydesdale Nominees HGB0125                     310092601          6,333
Clydesdale Nominees HGB0125                     310128001          2,987
Clydesdale Nominees HGB0125                     310186801          1,901
Clydesdale Nominees HGB0125                     310205801          1,564
Clydesdale Nominees HGB0125                     310231701          1,776
Clydesdale Nominees HGB0125                     310246501         23,859
Clydesdale Nominees HGB0125                     310254601          3,724
Clydesdale Nominees HGB0125                     310255401         20,741
Clydesdale Nominees HGB0125                     310266001          1,258
Clydesdale Nominees HGB0125                     310311901          2,308
Clydesdale Nominees HGB0125                     310589801          1,300
Clydesdale Nominees HGB0125                     310590101          1,158
Clydesdale Nominees HGB0125                     310594401          2,043
Clydesdale Nominees HGB0125                     700009301          2,320
Clydesdale Nominees HGB0125                     700066201          2,031
Clydesdale Nominees HGB0125                     700083201          1,512
Clydesdale Nominees HGB0125                     700106501          2,026
Clydesdale Nominees HGB0225                      59579802          3,534
Clydesdale Nominees HGB0225                      59727802         15,928
Clydesdale Nominees HGB0225                      67355102            966
Clydesdale Nominees HGB0225                      70160102          4,055
Clydesdale Nominees HGB0225                      70383302          9,481
Clydesdale Nominees HGB0225                      87093402          3,477
Clydesdale Nominees HGB0225                     120147102            453
Clydesdale Nominees HGB0325                      70309403          1,877
Clydesdale Nominees HGB0325                      87093403          2,137
Clydesdale Nominees HGB0625                     100376906          5,000
Gerrard Nominees Limited                           602133          1,250
Gerrard Nominees Limited                           603216          1,000
Gerrard Nominees Limited                           603856          1,250
Gerrard Nominees Limited                           608459            300
Gerrard Nominees Limited                           610720          1,000
Gerrard Nominees Limited                           611717          6,500
Gerrard Nominees Limited                           615411          1,000
Gerrard Nominees Limited                           620404            600
Gerrard Nominees Limited                           622124          1,500
Gerrard Nominees Limited                           629038            350
Gerrard Nominees Limited                           630871          1,000
Gerrard Nominees Limited                           631118         17,200
Gerrard Nominees Limited                           633484          1,200
Gerrard Nominees Limited                           635860          1,800
Gerrard Nominees Limited                           637739            600
Gerrard Nominees Limited                           639311          2,000
Gerrard Nominees Limited                           639353            900
Gerrard Nominees Limited                           640824          7,900
Gerrard Nominees Limited                           642367          5,500
Gerrard Nominees Limited                           642686            600
Gerrard Nominees Limited                           643975          4,500
Gerrard Nominees Limited                           647291          2,300
Gerrard Nominees Limited                           650668          4,000
Gerrard Nominees Limited                           652198         14,000
Gerrard Nominees Limited                           653035          3,300
Gerrard Nominees Limited                           654151          2,000
Gerrard Nominees Limited                           658574          2,500
Gerrard Nominees Limited                           658729          1,400
Gerrard Nominees Limited                           659442          1,750
Gerrard Nominees Limited                           659792          1,370
Gerrard Nominees Limited                           660137          1,640
Gerrard Nominees Limited                           660302          3,500
Gerrard Nominees Limited                           660318         48,000
Gerrard Nominees Limited                           660430          1,040
Gerrard Nominees Limited                           660632          2,100
Gerrard Nominees Limited                           660758         16,500
Gerrard Nominees Limited                           660851         14,000
Gerrard Nominees Limited                           660968          9,630
Gerrard Nominees Limited                           768557         10,300
Gerrard Nominees Limited                           770101         21,590
Gerrard Nominees Limited                           774160          1,400
Gerrard Nominees Limited                           781271          7,000
Greig Middleton Nominees Limited (GM1)                         1,315,466
Greig Middleton Nominees Ltd (GM3)         126066DA                3,100
Greig Middleton Nominees Ltd (GM3)         220805DN              208,683
Greig Middleton Nominees Ltd (GM3)         523475DN              220,000
INVESTORS BANK AND TRUST CO.                                      89,302
INVESTORS BANK AND TRUST CO.                                     113,619
INVESTORS BANK AND TRUST CO.                                     178,762
INVESTORS BANK AND TRUST CO.                                   1,930,662
INVESTORS BANK AND TRUST CO.                                      31,400
INVESTORS BANK AND TRUST CO.                                   2,584,545
INVESTORS BANK AND TRUST CO.                                     613,332
INVESTORS BANK AND TRUST CO.                                   1,214,777
INVESTORS BANK AND TRUST CO.                                   1,048,649
INVESTORS BANK AND TRUST CO.                                      77,015
INVESTORS BANK AND TRUST CO.                                      99,142
INVESTORS BANK AND TRUST CO.                                  58,088,324
INVESTORS BANK AND TRUST CO.                                   7,537,180
INVESTORS BANK AND TRUST CO.                                  17,709,704
INVESTORS BANK AND TRUST CO.                                  11,388,418
INVESTORS BANK AND TRUST CO.                                   2,953,867
INVESTORS BANK AND TRUST CO.                                   2,839,882
INVESTORS BANK AND TRUST CO.                                   3,517,167
INVESTORS BANK AND TRUST CO.                                     719,872
INVESTORS BANK AND TRUST CO.                                     321,774
INVESTORS BANK AND TRUST CO.                                  28,291,131
INVESTORS BANK AND TRUST CO.                                     322,784
INVESTORS BANK AND TRUST CO.                                     792,560
JP MORGAN (BGI CUSTODY)                             16331      2,883,154
JP MORGAN (BGI CUSTODY)                             16338        686,111
JP MORGAN (BGI CUSTODY)                             16341      1,595,088
JP MORGAN (BGI CUSTODY)                             16341      6,224,000
JP MORGAN (BGI CUSTODY)                             16342      1,457,169
JP MORGAN (BGI CUSTODY)                             16344        527,399
JP MORGAN (BGI CUSTODY)                             16345        882,396
JP MORGAN (BGI CUSTODY)                             16400     74,790,856
JP MORGAN (BGI CUSTODY)                             17011        196,540
JP MORGAN (BGI CUSTODY)                             18408        487,976
JPMORGAN CHASE BANK                                              370,934
JPMorgan Chase Bank                                               11,971
JPMorgan Chase Bank                                            6,167,513
JPMorgan Chase Bank                                            1,644,157
JPMorgan Chase Bank                                            1,216,851
JPMorgan Chase Bank                                               92,770
JPMorgan Chase Bank                                            1,110,586
JPMorgan Chase Bank                                              580,644
JPMorgan Chase Bank                                              105,763
JPMorgan Chase Bank                                            1,530,230
JPMorgan Chase Bank                                               58,973
JPMorgan Chase Bank                                               55,450
JPMorgan Chase Bank                                              310,227
JPMorgan Chase Bank                                               80,097
JPMorgan Chase Bank                                            1,247,480
JPMorgan Chase Bank                                            1,138,731
JPMorgan Chase Bank                                              118,831
JPMorgan Chase Bank                                              692,045
JPMorgan Chase Bank                                              567,605
JPMorgan Chase Bank                                              111,652
JPMorgan Chase Bank                                               65,525
JPMORGAN CHASE BANK                                            2,943,141
JPMORGAN CHASE BANK                                              997,300
Master Trust Bank                                                 71,561
Mellon Trust - US CUSTODIAN /                                    454,658
Mellon Trust - US CUSTODIAN /                                    802,002
MELLON TRUST OF NEW ENGLAND                                      484,057
Mitsubishi Trust International                                    49,572
Mitsui Asset                                                     189,266
NORTHERN TRUST BANK - BGI SEPA                                   259,943
NORTHERN TRUST BANK - BGI SEPA                                 1,003,400
NORTHERN TRUST BANK - BGI SEPA                                 1,203,738
R C Greig Nominees Limited                                     9,503,649
R C Greig Nominees Limited a/c AK1                             3,016,964
R C Greig Nominees Limited a/c BL1                               636,074
R C Greig Nominees Limited a/c BL1         RES                       465
R C Greig Nominees Limited a/c CM1                               293,201
R C Greig Nominees Limited GP1                                   882,424
R C Greig Nominees Limited SA1                                   462,312
Reflex Nominees Limited                                            7,977
Reflex Nominees Limited                                            7,952
STATE STREET BANK & TRUST - WI                                   912,141
STATE STREET BOSTON                                              866,589
STATE STREET BOSTON                                            5,846,178
STATE STREET TRUST OF CANADA -                                   816,110
The Northern Trust Company - U                                   576,848
Trust & Custody Services Bank                                      6,741
Trust & Custody Services Bank                                    114,087
ZEBAN NOMINEES LIMITED                                         2,246,879

                                   Total                     467,612,602








                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  18 August 2006